UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                              (AMENDMENT NO. ___)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                CERES GROUP INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    156772105
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                          767 Fifth Avenue, 19th Floor
                            New York, New York 10153
                                 (212) 583-4000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 1, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 7


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CUSIP NO. 156772105                                          PAGE 2 OF 10 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Perry Corp.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [  ]
                                                     b.       [  ]
3        SEC Use Only
4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  New York

                            7             Sole Voting Power
Number of                                      2,728,600
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       2,728,600
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,728,600

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            8.2%

14       Type of Reporting Person (See Instructions)

                                            IA, CO

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CUSIP NO. 156772105                                          PAGE 3 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Richard C. Perry

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [  ]
                                                     b.       [  ]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                       [ ]

6        Citizenship or Place of Organization

                  Canada

                            7             Sole Voting Power
Number of                                     2,728,600 (all shares
  Shares                                      beneficially owned by Perry Corp.)
Beneficially                8
  Owned By                                Shared Voting Power
  Each                                         0
Reporting                   9
  Person                                  Sole Dispositive Power
  With                                        2,728,600 (all shares beneficially
                            10                owned by Perry Corp.)

                                          Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,728,600

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            8.2%

14       Type of Reporting Person (See Instructions)

                                            IN, HC

CUSIP NO. 156772105                                          PAGE 4 OF 10 PAGES

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per of Ceres Group Inc., a Delaware corporation (the "Issuer") acquired by private investment funds managed by Perry Corp. (the "Shares"). The Shares herein were previously reported on a Schedule 13G filed on February 13, 2006. The address of the principal executive office of the Issuer is 17800 Royalton Road, Cleveland, OH 44136.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The principal business address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

     The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard
C. Perry) are set forth in Exhibit C, which is incorporated herein by reference.

     During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase of the Shares was the working capital of such investment funds. The total purchase price for the Shares was $15,105,482. The Shares may be held in margin accounts established with various brokers by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Shares were acquired in the ordinary course of business by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser, and were not acquired with the purpose or intent of changing or influencing the control of the Issuer. This Schedule 13D is being filed as a result of the May 1, 2006 (the "Event Date") announcement of a proposed merger by parties unrelated to Perry Corp., which if consummated would result in a change in control of the Issuer. Although, the proposed merger involves parties unrelated to Perry Corp., as a result of the announcement, Perry Corp. could be deemed, as of the Event Date, to hold the Shares with the effect of changing or influencing control of the Issuer. Perry Corp. may engage in communications with respect to the terms and conditions of the proposed merger with the Issuer and other stockholders of the Issuer or with other third parties, including the Issuer's proposed merger partner or its affiliates.

     Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, and subject to the conditions below, Perry Corp. may make additional purchases or sales of the

CUSIP NO. 156772105                                          PAGE 5 OF 10 PAGES


Shares in the future. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Exhibit C have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Such person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) Perry Corp. is the indirect beneficial owner of 2,728,600 Shares, which constitutes 8.2% of the Issuer's outstanding Shares, based upon 33,238,717 Shares outstanding as of March 1, 2006. Perry Corp. has sole power to vote and sole power to dispose of the 2,728,000 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

     (c) Except for the transactions listed on Exhibit B attached hereto, all of which were open market transactions made on the NASDAQ National Market, by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by either Perry Corp. or Richard C. Perry.

     (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Joint Filing Agreement, dated as of May 4, 2006, by and among Perry Corp. and Richard C. Perry.

     Exhibit B - List of transactions in Issuer's common stock taking place during the 60 day period preceding this filing.

     Exhibit C - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

CUSIP NO. 156772105                                          PAGE 6 OF 10 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  May 4, 2006              PERRY CORP.


                                By:      /s/ Richard C. Perry
                                         ------------------------------
                                Name:    Richard C. Perry
                                Title:   President




Date:  May 4, 2006              RICHARD C. PERRY



                                /s/ Richard C. Perry
                                ------------------------------------






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CUSIP NO. 156772105                                          PAGE 7 OF 10 PAGES

                                  EXHIBIT INDEX

                                                                                                           PAGE NO.

A.        Joint Filing Agreement, dated as of May 4, 2006, by and among Perry Corp. and
          Richard C. Perry...........................................................................        8

B.        Schedule of transactions effected during the last 60 days..................................        9

C.        Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)..............       10




CUSIP NO. 156772105                                          PAGE 8 OF 10 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Ceres Group Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  May 4, 2006              PERRY CORP.


                                By:      /s/ Richard C. Perry
                                         ------------------------------
                                Name:    Richard C. Perry
                                Title:   President




Date:  May 4, 2006              RICHARD C. PERRY



                                /s/ Richard C. Perry
                                ------------------------------------

CUSIP NO. 156772105                                          PAGE 9 OF 10 PAGES


                                    EXHIBIT B

            RECENT TRANSACTION IN THE SECURITIES OF CERES GROUP INC.

             FOR THE ACCOUNT OF                DATE OF TRANSACTION      NATURE OF         NUMBER OF         PRICE
             ------------------                -------------------      ----------        ----------        -----
                                                                       TRANSACTION        SECURITIES

Perry Partners LP                                   03/13/06               Buy              16,477         $5.0563
Perry Partners International Inc.                   03/13/06               Buy              10,023         $5.0563
Perry Partners LP                                   03/14/06               Buy               4,442         $5.0855
Perry Partners International Inc.                   03/14/06               Buy               9,158         $5.0855
Perry Partners LP                                   03/15/06               Buy                 653         $5.0973
Perry Partners International Inc.                   03/15/06               Buy               1,347         $5.0973
Perry Partners LP                                   03/16/06               Buy               1,372         $5.1000
Perry Partners International Inc.                   03/16/06               Buy               2,828         $5.1000
Perry Partners LP                                   04/20/06               Buy                 392         $5.2000
Perry Partners International Inc.                   04/20/06               Buy                 808         $5.2000
Perry Partners LP                                   04/21/06               Buy               5,226         $5.1545
Perry Partners International Inc.                   04/21/06               Buy              10,774         $5.1545



CUSIP NO. 156772105                                          PAGE 10 OF 10 PAGES


                                    EXHIBIT C

  EXECUTIVE OFFICERS AND DIRECTORS OF PERRY CORP. (OTHER THAN RICHARD C. PERRY)


Name                                                             Title                                  Citizenship
----------------------------------    ------------------------------------------------------------    ----------------

Randall Borkenstein                              Chief Financial Officer and Treasurer                      USA
Michael C. Neus                                      General Counsel and Secretary                          USA
Paul Leff                                   Managing Director and Chief Investment Officer                  USA
Carl Berg                                                  Managing Director                                USA
Lance Rosen                                                Managing Director                                USA
Elizabeth Haase                                            Managing Director                                USA
Daniel Goldring                                            Managing Director                                USA
Alp Ercil                                                  Managing Director                                USA
Ori Uziel                                                  Managing Director                                USA

